SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

 26 June 2012

 LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- _______

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos.
333-167844 and  333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

LLOYDS BANKING GROUP PLC - APPOINTMENTS TO THE BOARD

On 16 May 2012, George Culmer was appointed as Group Finance Director of Lloyds Banking Group plc (the “Company”) and of Lloyds TSB Bank plc (the “Bank”).

On 1 June 2012, Lord Blackwell was appointed as a non-executive director of the Company and of the Bank. Lord Blackwell is Chairman of Interserve plc, a non-executive director of Ofcom and Halma plc and a member of the board of the Centre for Policy Studies.

On 1 June 2012, Carolyn Fairbairn was appointed as a non-executive director of the Company and of the Bank. Ms. Fairbairn is a non-executive director of The Vitec Group plc and a trustee of Marie Curie Cancer Care.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)
By:	/s/ Edward Short
	Name:	Edward Short
	Title:	Group Funding, Capital Issuance and Strategic Transactions Director

Date: 26 June 2012